UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 333-82900
     CUSIP NUMBER: 88362L100

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

PART I — REGISTRANT INFORMATION

ThermoGenesis Holdings, Inc.

(Full Name of Registrant)

Cesca Therapeutics Inc.

(Former Name if Applicable)

2711 Citrus Road

(Address of Principal Executive Office (Street and Number))

Rancho Cordova, California 95742

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely complete its financial statements and related disclosures required to be included in its Quarterly Report on Form 10-Q for the three months ended September 30, 2019, due to the need for additional time to address complex accounting issues, including the completion of a third-party valuation related to the convertible note issued by the company in the quarter ended September 30, 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeff Cauble	(916)	858-5100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net Revenues

Consolidated net revenues for the three months ended September 30, 2019 were $4,058,000, compared to $3,113,000 for the three months ended September 30, 2018, an increase of $945,000. The increase was driven by AXP and CAR-TXpress sales in the Device Segment. The AXP increase was driven by approximately 270 more cases sold to domestic end users in the current quarter (resulting in approximately $700,000 more in AXP disposables revenue). CAR-TXpress sales increased primarily due to a new customer that adopted the system and purchased approximately $300,000 of devices and disposables in the current quarter. Sales in the Clinical Development Segment declined as compared to prior year due to the loss of a customer for its manual disposables.

Gross Profit

The Company’s gross profit was $1,895,000 or 47% of net revenues for the three months ended September 30, 2019, compared to $655,000 or 21%, an increase of $1,240,000 for three months ended September 30, 2018. The increase was due to an $800,000 increase in AXP disposable sales, generating approximately $325,000 more gross profit and lower AXP disposable costs through price efficiencies from contract manufacturers decreased cost of goods expense related to AXP disposables by approximately $350,000. Prior year also had a slow moving inventory reserve of approximately $125,000 for an obsolete product line, while the current year had no significant inventory reserves. The remainder of the increase is due primarily to additional sales of CAR-TXpress which resulted in approximately $150,000 more gross profit.

Sales and Marketing Expenses

Consolidated sales and marketing expenses were $502,000 for the three months ended September 30, 2019, as compared to $364,000 for the three months ended September 30, 2018, an increase of $138,000 or 38%. The variance was driven by stock compensation expense of approximately $110,000 for performance goals achieved by employees during the current quarter.

Research and Development Expenses

Consolidated research and development expenses were $584,000 for the three months ended September 30, 2019, compared to $611,000 for the three months ended September 30, 2018, a decrease of $27,000 or 4%. The slight decrease is due to lower payroll related expenses as the result of having an open position for part of the current quarter.

General and Administrative Expenses

Consolidated general and administrative expenses for the three months ended September 30, 2019 were $1,139,000, compared to $1,615,000 for the three months ended September 30, 2018, a decrease of $476,000 or 30%. The decrease is driven by the decline in personnel costs and payroll related expenses of approximately $260,000 as a result of eliminating certain senior management positions in 2019, reducing payroll expenses in India of approximately $75,000 due to a reorganization in the first quarter of 2019 and recording a bad debt expense of approximately $60,000 in the prior year due from one international customer.

Net Income (Loss)

The Company is unable to estimate Net Income (Loss) because the valuation of the convertible promissory note must be completed in order to calculate Net Income (Loss).

THERMOGENESIS HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2019	By	/s/ Jeff Cauble

Jeff Cauble
Principal Financial and Accounting Officer